Exhibit 17.1

Original message --------
From: Carlos Arreola <carlos.arreola@serviceteaminc.com>
Date:04/13/2015 1:55 PM (GMT-07:00)
To: cashmanrob@aol.com, Dbrovarone@aol.com, elviso82@hotmail.com
Cc:
Subject: Resignation

To Mr. Bob Cashman,

I, Carlos Arreola, resign from my position at Service Team, Inc. as President, C.E.O and from any other positions that may have been held in my name effective immediately.  Thank you.

Sincerely,

/s/ Carlos Arreola
Carlos Arreola
April 13, 2015